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                                             Filed by iVillage Inc.

                                             Pursuant to Rule 425 under the
                                             Securities Act of 1933 and deemed
                                             to be filed pursuant to Rule 14a-12
                                             of the Securities Exchange Act of
                                             1934.

                                             Subject: Women.com Networks, Inc.
                                             Commission File No.: 333-56150


THE FOLLOWING IS A TRANSCRIPT OF AN INTERVIEW
WITH DOUG MCCORMICK ON CNNFN ON FEBRUARY 6, 2001:


02/06/2001
CNNfn: Market Coverage - Morning

Business
CEO, iVillage
Rhonda Schaffler, Jim Waggoner

RHONDA SCHAFFLER, CNNfn ANCHOR, MARKET CALL: It seems girl power is back in action at iVillage (URL: http://www.ivillage.com/), the women-oriented Web site. This morning, Goldman Sachs is raising its estimates for this year on the company to a penny profit from a loss. That follows the company's narrower-than-expected loss of 33 cents a share. It's 5 cents better than estimates and well above the year-ago loss. The company is also expanding its inner village, buying Women.com (URL: http://www.women.com/) for about $47 million in stock, to become the largest women's destination on-line. Shares could use a boost. Investors have beaten the stock into the single digits over the past year. Right now, here to tell us about what all this means for iVillage is the CEO Doug McCormick. Thanks for joining us, congratulations about the news.

DOUG MCCORMICK, CEO, IVILLAGE.COM: Thank - yes, thanks a lot, great to be here.

SCHAFFLER: Let's talk first about the acquisition because it would make sense to just work with your competitor instead of dividing an audience between the two. Is that reason behind it?

MCCORMICK: Yes, actually, if you take a look at the audiences they are about only 15 percent duplicated. So it's basically an exact doubling of the audience. And obviously the scale that we can offer advertisers and one-stop shopping once this merger closes, they will be able to come. And we'll have a lot more scale. We'll be a lot more impactful in the every day lives of women on-line. It's the number one site worldwide for women's content. So it's pretty big.

JIM WAGGONER, GUEST HOST, MARKET CALL: Doug, I congratulate you on doing something that's not being done every day nowadays.

MCCORMICK: Thank you.

WAGGONER: The question arises over the Hearst Corporation, and if you can explain the economics there; they started out with 47 percent of the acquiree. They put in another $20 million, bringing their total investment I think to around $40 million altogether. But they wind up with only about 30 percent of the new co. What does this say about their interest or strategy in your opportunities?

MCCORMICK: Well, I think the first thing it says is they're committed to the women's on-line space and that they're going to be a player there and that they have great faith in iVillage. The way the transaction works is that iVillage will issue stock for Women.com. And at the same time, which, of course, the Hearst Corporation was a 46 percent owner. And at the same time the Hearst Corporation will buy new shares from iVillage. So they'll put the cash right into the company. So we'll have a $20 million through a rights offering that underwritten by the Hearst Corporation. We'll have a guaranteed $20 million in fresh cash to the company, plus another between $15 and $21 million of new cash buying services, buying advertising if you will, for the many Hearst properties on the new site. So what it means is that their putting up fresh cash and that they are big believers in iVillage and the management team at iVillage to grow out the women's space.

SCHAFFLER: Cash is king, especially in the Internet world. We've got a cash inflow coming into your company. We also have estimates that you have a profit. You know, I've got to ask you about the stock price.

MCCORMICK: The P-word.

SCHAFFLER: Yes, that's also unusual for Internet companies. But the stock price obviously has lagged. And I'm wondering if you think that's part of the overall Internet slump because those two factors are usually positives for Internet companies.

MCCORMICK: Yes, I really do, I think some of the stock prices that are reflected over - or that the Internet stock reflects is who is going to be the winner? who's going to be around at the end of the day. And I think that now clearly in the case of iVillage, it looks like this new combined company is definitely around for the long haul. And in that space they were going to be there. Now if advertising doesn't work on the Internet, it will be first time since the town crier that something everybody does has not been effective. I can remember being in the cable business some years ago and being one of the people that was out banging on doors convincing advertisers to use cable. There were a lot of people saying that cable would never work. And we're basically in that same area. On top of all that you've got some advertising cutbacks in the overall market sector. I mean, it's large companies, small companies all cutting back because advertisers are cutting back. And that's in response to obviously some of the profit warnings that we've seen on Wall Street. The interesting thing here though is that sooner or later these companies are going to have to start advertising again or they're never going to sell product. And as soon as that starts to come back, certainly the Internet as well as all other advertising vehicles will profit from that. So we've got longevity and we've got, I think, a market that will turn around, which all spell pretty good news for iVillage.


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SCHAFFLER: Now before we let you go and because you have a sense of humor I can ask you about a man running a woman's Web site?

MCCORMICK: Yes, yes.

SCHAFFLER: You are in touch with all that?

MCCORMICK: Well, I certainly am. And it's really the editorial people that make all the decisions as to what women want. And that would be Nancy Evans and Kelly Gould (ph) who do a great job for us and are really there, and really the hundreds of people, women and men, at iVillage that make those decisions. So as the former CEO of Lifetime Television, and our team made it television for women, this is not an unusual question for me.

SCHAFFLER: Interesting career path, Doug McCormick, thanks for joining us to talk about it.

MCCORMICK: Yes it is, thank you.

SCHAFFLER: Appreciate it and congratulations again on your dual successes there.

MCCORMICK: Thank you, thanks a lot.




FORWARD-LOOKING STATEMENTS
This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the Internet industry, (ii) changes in domestic and foreign economic and market conditions,
(iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) iVillage's ability to successfully consummate, integrate and manage its proposed acquisition of Women.com Networks, Inc. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION
In connection with their proposed merger, iVillage Inc. and Women.com Networks, Inc. have filed a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Materials filed with the SEC are available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the Joint Proxy Statement/Prospectus will be mailed to stockholders of iVillage and Women.com Networks, Inc. and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.